599 LEXINGTON AVENUE  |  NEW YORK  |  NY  |  10022-6069

WWW.SHEARMAN.COM  |  T +1.212.848.4000  |  F +1.212.848.7179

June 24, 2014

VIA EDGAR

CONFIDENTIAL

Jay Ingram, Legal Branch Chief

Sherry Haywood, Staff Attorney

Anne McConnell, Staff Accountant

Melinda Hooker, Staff Accountant

Office of International Corporate Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Sky Power Holdings Ltd.
                                                Confidential Draft Registration Statement on Form F-1
                                                Submitted April 15, 2014
                                                CIK No. 377-00571

Ladies and Gentlemen:

Sky Power Holdings Ltd. (the “Company”) has requested that we respond to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”), dated May 12, 2014, relating to the Company’s draft registration statement on Form F-1 confidentially submitted to the Staff on April 15, 2014 (the “April 15 Draft Registration Statement”).

We wish to thank you and the other members of the Staff for your prompt response to the Company’s request for comments. On behalf of the Company, we submit to the Staff the Company’s revised draft registration statement on Form F-1 (the “Revised Registration Statement”), showing changes from the April 15 Draft Registration Statement. Pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”), this response letter and the enclosed Revised Registration Statement are being submitted to the Staff on a confidential basis, and the Revised Registration Statement is being submitted as a draft in unsigned form.

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DÜSSELDORF  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MILAN  |  MUNICH  |  NEW YORK
PALO ALTO  |  PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

The Company has responded to the Staff’s comments by revising the April 15 Draft Registration Statement, providing an explanation if the Company has not so revised the April 15 Draft Registration Statement or providing supplemental information as requested.

The Company’s responses to the Staff’s comments are set forth below. The numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold for your ease of reference, and the page number references relate to the marked version of the Revised Registration Statement. Capitalized terms not otherwise defined in this letter have the same meanings assigned to them in the Revised Registration Statement.

General

1.              Please be advised that you should include the price range, size of the offering, and all other required information in an amendment to your Form F-1 prior to any distribution of preliminary prospectuses.  Because the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas upon which we have not previously commented.

The Company will provide the  price range, size of the offering, and all other required information as soon as such information becomes available and prior to any distribution of preliminary prospectuses so that the Staff may complete its review of the registration statement.

2.              Please note that we may have comments on the exhibits to be filed by amendment. Please understand that we will need adequate time to review these materials before effectiveness.

The Company will endeavor to supply the Staff with all of the exhibits in a timely manner.

3.              Prior to the effectiveness of your registration statement, please arrange to have a representative of the Financial Industry Regulatory Authority, or FINRA, call us to confirm that FINRA has finished its review and has no additional concerns regarding the underwriting arrangements, or send us a copy of the confirmation letter you have received from FINRA.

Prior to the effectiveness of the Company’s registration statement, the Company will arrange for a FINRA representative to call the Staff to confirm that FINRA has no additional concerns regarding the underwriting arrangements, or provide a copy of the confirmation letter it receives from FINRA.

4.              Please confirm that the graphics included in your draft registration statement are the only graphics you will use in your prospectus.  If those are not the only graphics, please provide any additional graphics prior to their use for our review.

The Company will provide the Staff with copies of any graphics that it will use in the prospectus, as soon as such graphics are ready and, in any event, with sufficient time for the Staff’s comments prior to the printing and circulation of the preliminary prospectus.

5.              Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company confirms that neither the Company nor anyone authorized to do so on the Company’s behalf has engaged in written communication, as defined in Rule 405 under the Securities Act of 1933 (the “Securities Act”), with potential investors in reliance on Section 5(d) of the Securities Act.

The Company also confirms that, to the best of its knowledge, there have not been any research reports that were published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the offering.

Table of Contents, page i

6.              Please remove the last sentence in the first paragraph under the table of contents that advises investors to assume that information is accurate only as of the date of the prospectus. This statement may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale.

In response to the Staff’s comment, the Company has revised the disclosure on page i of the Revised Registration Statement.

Prospectus Cover Page

7.              Please disclose the principal market where you intend to list the ADSs.  Refer to Item 501(b)(4) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and other sections in the Revised Registration Statement.

Prospectus Summary, page 1

8.              Please disclose here that you are an investment holding company that derives a substantial portion of your operating income from your affiliates.  Also, please provide a clear discussion of the principal activities that the subsidiaries engage in, which should include an overview of how the subsidiaries earn revenue.

In response to the Staff’s comment, the Company has revised the disclosure on page 4 of the Revised Registration Statement.

9.              When you disclose revenues and gross margins, it appears to us you should also disclose the profit/(loss) for the period.  Please revise to disclose your December 31, 2013 net loss and disclose prominently that your auditors have raised questions about your ability to continue as a going concern.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 3, 58 and 90 of the Revised Registration Statement.

10.       Please revise to discuss that Mr. Weili Su has the ability to vote 54.4% of your outstanding shares.  We note disclosure in the first risk factor on page 37.

In response to the Staff’s comment, the Company has revised the disclosure on page 4 of the Revised Registration Statement.

Risk Factors, page 12

11.       Please refrain from using qualifying or limiting statements in the introductory paragraph, such as references to other risks of which you are currently unaware. In view of the requirements of Item 503(c) of Regulation S-K, such qualifications and limitations are inappropriate.  Your risk factor disclosure should address all of the material risks that you face.  If you do not deem risks material, you should not make reference to them.  Please revise the introductory paragraph accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on page 13 of the Revised Registration Statement.

We are an emerging growth company . . ., page 41

12.       Please revise to clearly state your election under Section 107(b) of the JOBS Act.  If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.  Include a similar statement in your critical accounting policy disclosures.

The Company respectfully submits to the Staff that Section 107(b) of the JOBS Act is not applicable to the Company, since it reports under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB and IFRS does not differentiate between public companies and private companies.

Enforceability of Civil Liabilities, page 49

13.       Please ensure that the consents filed by the firms referenced include the consent to use their names in this section of your prospectus.  Additionally, please revise your discussion as follows:

•                  Ensure that you discuss all material jurisdictions as per Rule 101(g) of Regulation S- K; and

•                  Make clear whether China has treaties for the reciprocal enforcement of judgments with the Cayman Islands.

The Company notes the Staff’s comment and will ensure that the consents filed by the firms referenced in the Enforceability of Civil Liabilities section include the consent to use their names in this section of the prospectus.

In response to the Staff’s comment, the Company has revised the disclosure in this section starting on page 50 of the Revised Registration Statement to include the discussion of enforceability of civil liabilities in Greece, Japan, Bulgaria, Canada, Chile and the Czech Republic. The Company has also revised the existing disclosure on the PRC to make it clear that there currently exist no treaties between the PRC and the Cayman Islands for the reciprocal enforcement of judgments.

Selected Consolidated Financial and Operating Data, page 53

14.       Please revise your disclosures under selected consolidated statements of financial position data to include total assets as required by Item 3 of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 56 of the Revised Registration Statement.

15.       You disclose changes to your capital structure that will occur upon the completion of this initial public offering on page 46.  Based on these changes, it appears to us you should provide pro forma per share disclosures in accordance with Article 11 of Regulation S-X that reflect the changes to your capital structure.  Please also address the potential disclosure requirements of IAS 10.21-.22 and IAS 33.64 and .70(d) in your audited financial statements.

The Company respectfully advises the Staff that the Company is 100% owned by Sky Power Group Ltd. Immediately prior to the completion of this initial public offering, it is contemplated that all of the outstanding preferred shares of Sky Power Group Ltd. will be converted into 69,569,105 of its ordinary shares; subject to further issuances, all of the existing convertible notes issued by Sky Power Group Ltd. will be converted into 32,828,453 of its ordinary shares. Assuming the Company will not issue additional convertible notes prior to the offering, upon completion of the conversions, Sky Power Group Ltd. will have a total of 336,796,671 ordinary shares outstanding, and the Company will issue an additional 336,796,669 ordinary shares to Sky Power Group Ltd. Sky Power Group Ltd. then will distribute all the ordinary shares of the Company that it owns to its shareholders in proportion to their shareholdings in Sky Power Group Ltd. as consideration for its repurchase of all of its outstanding ordinary shares from its shareholders except for one share owned by Sky Solar Holdings Co., Ltd. Upon completion of the above-mentioned share transactions, shareholders of Sky Power Group Ltd. will become our direct shareholders, holding direct interests in the Company’s ordinary shares proportionate to their previous indirect interests. The Company have revised the disclosure on pages 47 and 133 of the Revised Registration Statement to clarify the contemplated transactions mention above.

As the conversions and share transactions at the parent level will not change the Company’s permanent equity and they are still subject to the approval by the board of directors; the Company does not believe that the pro forma information under FRM 3430.2 and 3430.3 and the disclosure under IAS 10.21-.22 and IAS 33.64 - .70 are required in the consolidated financial statements.

The 336,796,669 ordinary shares to be issued to Sky Power Group Ltd. will be for nominal consideration and is expected to be completed immediately before the IPO, and such issuance is considered in substance a stock split. Under IAS 33.64, if a share split occurred after the reporting period but before financial statements are authorized for issue, the per share calculation for the reporting period and any prior period presented shall be retrospectively adjusted based on the new number of shares. Once the issuance is approved by the board of directors of the Company, the Company will revise the financial statements to retrospectively adjust the basic and diluted earnings per share for the historical periods presented to reflect the issuance as a stock split, and an amended F-1 will be filed.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 56

Subsidies for solar parks and spot market electricity tariff, page 59

16.       Please disclose your capacity for electric production in each region and the percentages of your capacity for which prices are fixed or variable.

In response to the Staff’s comment, the Company has revised the disclosure on page 61 of the Revised Registration Statement to include its capacity for electricity production in each region and to clarify that, while the price of electricity in different countries is either (i) fixed through PPAs backed by FIT price support schemes or (ii) variable and determinable by the spot market, the price of electricity produced by its IPP solar parks historically has been determined through PPAs only. As it plans to build IPP parks in Chile, a market that reached grid parity in 2011, the Company expects that the price of electricity produced by its IPP solar parks in Chile will be determined by the spot market.

Major Components of Our Results of Operations, page 60

Revenue, page 60

17.       Your disclosure indicates that from time to time you may “trade” your solar parks.  Please clarify whether you sell such assets in cash transactions or trade such assets for other similar, productive assets.

In response to the Staff’s comment, the Company has revised the disclosure on pages 62 and 63 of the Revised Registration Statement to clarify that, while the business focus of the Company is on the IPP business, the Company may from time to time sell solar parks to generate additional liquidity for strategic business reasons.

18.       Please reconcile the capacity added during the year ended December 31, 2013 as disclosed in the table on page 61 with the amounts disclosed on pages 10 and 54.

The Company notes the Staff’s comment. The added capacity, or “solar parks completed,” as disclosed on page 63 of the Revised Registration Statement is consistent with the operating data on pages 11 and 56 of the Revised Registration Statement.  The table on page 63 includes only solar parks completed under a Pipeline+EPC and BT business model, while the amounts disclosed as “connected” on pages 11 and 56 represent total connected solar parks under Pipeline+EPC and BT as well as the IPP model.  Any difference between the numbers on page 63 and those of pages 11 and 56 are solar parks connected under the IPP model.

Attributable solar park capacity added (or “connected”) during 2013 was 80.8 MW as disclosed on pages 11 and 56.  This number included: (a) 68.2 MW attributable capacity of solar parks connected under Pipeline+EPC and BT model as disclosed on pages 63, and (b) 11.2 MW attributable capacity of solar parks in Japan connected under an IPP model in the four quarters of 2013 as disclosed on page 96 and 1.4 MW attributable capacity of solar parks connected in Greece under an IPP model in 2013. While the IPP chart on page 96 shows that a total of 20.5 MW of attributable capacity of solar parks began operation in 2013, 19.1 MW of that capacity was actually connected under the Pipeline + EPC model and thus is included in the 68.2 MW of attributable capacity disclosed on page 63. These solar parks were later repurchased by the Company as IPP solar parks.

Critical Accounting Policies, page 65

General

19.       We note disclosures that indicate your business may be impacted by changes in government subsidies and economic incentives.  To the extent these programs are significant to your operations, please disclose their impact on your historical results and discuss your accounting for them.

The Company respectfully notes the Staff’s comment.

The “Feed-in Tariff” or “FIT” is a program implemented by many countries around the world designed to make energy produced from solar power plants price-competitive with conventional energy sources. FIT policy accelerates investment in renewable energy technologies in many countries where solar power markets would not otherwise be commercially viable.  Under FIT regulations, the price earned by renewable energy producers is fixed at a commercially viable rate via a long-term contract (called a power purchase agreement or “PPA”) with utilities or other energy off-takers.  The government is legally bound under the FIT programs to provide a set amount of support to the price paid by the energy off-taker to the energy producer (the IPP business in the Company’s circumstance) under the PPA.  The FIT programs therefore do not provide for a direct cash subsidy, tax refund or other type of reimbursement made by the government to the energy producer, such as the Company’s IPP business.  Accordingly, while the FIT programs are significant to the Company’s business, it is difficult to quantify the impact, as the Company does not receive amounts directly under such programs.

As noted, the Company’s IPP solar parks enter into such PPA contracts with the local power authorities.  Electricity generation revenue is recognized based on the electricity generation volume and the fixed energy prices stipulated in these agreements.  As such, while the price paid is clearly impacted by the FIT policy, the FIT policy itself has no direct impact on the Company’s accounting policy.

The prices which are fixed through the FIT regimes often include “tariff digression,” a mechanism by which the prices offered by subsequent FIT programs “ratchets” down gradually over time to encourage and reflect advances in technology and efficiency over time.  This means that a solar park connected in later years is likely to earn a lower price from its off-taker under subsequent FIT regimes than its predecessors.  However, absent extraordinary governmental action, such as described below, the

FIT-supported price set by the PPA at the time of connection is a legal obligation of the Country’s government and may not be changed for the lifetime of the off-take arrangement, typically 20 years.

As noted above, under the FIT mechanism, the Company does not receive direct cash subsidies, tax refunds or any type of reimbursements. If a government were to change an FIT policy currently in force, this may impact the amount of electricity generation income from the Company’s IPP business as a result of any change the off-taker may negotiate with respect to the electricity price stated in the PPA.

Nevertheless, in extraordinary cases, the update of FIT policy in certain countries affects PPAs entered into by solar parks connected before the digression. This is a controversial action, and the Company considers it unilateral amendment by the government to a contract currently in force, and is thus a form of breach of contract.  Such an extraordinary action occurred in Greece in 2013, thus affecting the Company’s historical results and  resulting in the impairment of certain solar parks in Greece., This has been disclosed as part of impairment of solar parks on pages 10, 12, 13, 55, 57, 66, 73, 74 and 78 of the Revised Registration Statement.

Revenue Recognition, page 65

20.       In regard to your construction revenues, please quantify the amounts of revenue you recognized for which you used percentage of completion and the amounts for which outcomes could not be estimated during each period presented.  For contracts for which outcomes could not be estimated, please address when and how revenue is recognized.

The Company notes the Staff’s comment.  For the periods presented in the consolidated financial statements, the outcomes for all of the Company’s contracts can be estimated reliably, therefore the Company’s construction revenue of USD25.6 million, USD121.1 million, and USD17.5 million in 2011, 2012 and 2013, respectively, have been recognized based on the percentage of completion method.  There has been no revenue recognized for which outcome of the contract could not have been estimated during any period presented.

As a matter of the Company’s accounting policy as disclosed on pages 67 and 68, if a circumstance were to arise, where the outcome of a construction contract could not be estimated reliably, contract revenue would recognized to the extent that the recovery of contract costs incurred is probable.  Contract costs are recognized as expenses in the period in which they are incurred.

Impairment of tangible and intangible assets other than goodwill, page 67

21.       Please provide us the following information:

•                  indicate the number of cash generating units (CGUs) you have;

•                  identify the geographic location of the impaired CGU;

•                  quantify the remaining carrying value of the impaired CGU;

•                  tell us the most significant assumptions related to the impairment you recorded and provide sensitivity analysis related to each significant assumption; and

•                  identify any other CGUs where carrying amounts do not substantially exceed recoverable amounts or indicate there are no such CGUs.

The Company respectively notes the Staff’s comment.

The Company defines each operational solar park generating electricity income as a cash generating unit (CGU). The Company has nil, 15, and 39 CGUs as of December 31, 2011, 2012, and 2013, respectively.

The Company tests a CGU for impairment whenever events or changes in circumstance indicate that the carrying amount of the CGU may not be recoverable.  Such events or changes in circumstances include:

•                  Significant adverse change of FIT policy effecting the PPA for completed solar parks;

•                  Significant restrictions of power generation by local authority;

•                  Material adverse change in local tax structures applied in renewable energy sector;

•                  Sustaining or forecasted significant operational losses or net operating cash outflows;

•                  Physical damages or obsolesces of solar parks.

In 2012, no impairment indicator was identified for any CGU.  In 2013, 17 of the 39 CGUs held by the Company have shown impairment indicators (primarily, the occurrence of significant adverse changes of FIT policy as a result of legislative action in Greece impacting completed solar parks in that country) and were tested for impairment.  Of the CGUs tested, 13 CGUs located in Greece were determined to be impaired as a result of the impairment test performed.  The total remaining carrying value after impairment was EUR28,628,611 (equivalent to approximately USD39.5 million) as of December 31, 2013 for the 13 impaired CGUs.

For these impaired CGUs, the key assumptions for the value in use calculation consisted of discount rate, estimated net electricity income and direct costs, and growth rate. The discount rate and growth rate used in the impairment testing was

13.6% and 0%, respectively for each of the solar parks, as all of these solar parks are located in Greece and have similar economic characteristics.

The following sensitivity analysis is determined based on the exposure to discount rate, estimated net change in electricity income and direct costs, and growth rate during the useful lives of IPP solar parks. The scope of the below sensitivity analysis is the total 17 IPP solar parks located in Greece. The analysis is prepared assuming the other assumptions during the forecasted period are fixed.

Assumptions	Change in assumption	Increase/(Decrease) in the amount of impairment charges

Discount rate	Increase/decrease by 1%	Increase/decrease USD2.3 million
Estimated net change in electricity income and direct costs	Increase/decrease by 5%	Decrease/increase USD1.7 million
Growth rate	Increase/decrease by 1%	Decrease/increase USD2.8 million

Of the 17 CGUs for which impairment indicators were identified, 13 were impaired as noted above and the remaining 4 CGUs were not impaired. The total carrying amount of the 4 remaining CGUs was US$4.6 million, and the carrying amount of each CGU was less than the respective estimated recoverable amount by approximately 5%.

In response to the Staff’s comment, the Company has revised disclosure in page 68.

Share-based payment arrangements, page 67

22.       Please clarify the valuation methodology your management used to determine fair value and disclose the intrinsic value of outstanding options based on the anticipated IPO price. Please note that we are deferring a final evaluation of stock compensation until an amendment including your estimated offering price is filed.

The Company notes the Staff’s comment and has included disclosure on the valuation methodology on page 70 of the Revised Registration Statement.

Results of Operations, page 70

23.       Please disclose and discuss changes in your expenses as a percentage of revenue.

In response to the Staff’s comment, the Company has revised the table on page 73 of the Revised Registration Statement to include the percentages of different line items as a portion of revenue. The Company also revised the disclosure on pages 74, 75 and 76 to disclose the percentages of different expenses as a portion of revenue.

Revenue, pages 70 and 72

24.       Please provide a more robust discussion explaining and quantifying the factors that impacted your revenues during each period presented.  In this regard, we note your shift in revenue sources have significantly impacted your results of operations during the periods presented; however, please further quantify and explain the factors that resulted in the increase in electric revenue and the decreases in other revenues.

In response to the Staff’s comment, the Company has revised the disclosure on pages 73, 74 and 75 to include a more detailed discussion of the changes in different revenue streams.

Costs of Sales and Services, pages 71 and 72

25.       Please provide a more robust discussion explaining and quantifying the factors that impacted your costs of sales and services during each period presented.  In this regard, we note your shift in revenue sources have significantly impacted your results of operations during the periods presented; therefore, please quantify and explain the factors that resulted in changes to these costs for each revenue source.

In response to the Staff’s comment, the Company has revised the disclosure on pages 74 and 75 of the Revised Registration Statement to include a more detailed discussion of the reasons for changes period to period.

Administrative Expenses, page 71 and 72

26.       Given the significance of your administrative expenses, please include a more detailed explanation of the amounts included in this line item and the factors that resulted in changes period to period, including the reasons why these expenses increased during the current year in light of the significant decrease in revenue.

In response to the Staff’s comment, the Company has revised the disclosure on pages 74 and 76 of the Revised Registration Statement to include a more detailed discussion of the reasons for the changes period to period.

Liquidity and Capital Resources, page 72

27.       We note disclosure here and on page 57 that you obtain favorable credit terms from your suppliers in the form of extended payment terms.  Please further expand your discussion to address what typical terms are, what the favorable terms represent, and whether they are from related parties.

In response to the Staff’s comment, the Company has revised the disclosure on page 77 to include more details of the credit terms the Company typically obtains from its suppliers.

28.       We note the significant amount of accounts receivable due from customers and due from related parties at December 31, 2013.  Please disclose and discuss the general credit terms you provide customers and related parties.  In regard to your receivables at December 31, 2013, please provide an ageing, explain your basis for determining the amount of the impairment you recorded and disclose the amounts that have been subsequently collected in cash.

In response to the Staff’s comments, the Company has revised the disclosure on page 78 of the Revised Registration Statement to include a discussion of the general credit terms the Company provides its customers and related parties.

The Company respectfully advises the Staff that, as of December 31, 2013, the Company’s trade receivables due from unrelated third party customers amounted to US$47.8 million and our impairment loss on receivables was US$3.0 million. The Company also had trade receivables from related parties which amounted to US$14.9 million, reported as part of the balance due from related parties on the consolidated balance sheet. The following table sets forth the aging of our trade receivables and due from related parties — trade, as well as the provisions we made as of December 31, 2013, and the amounts subsequently collected in cash as of June 24, 2014.

	As of December 31, 2013				As of June 24, 2014
Aging period	Gross account receivable	% of Total	Impairment reserve	Total balance	Subsequent settlement(1)	Subsequent collection in cash	Remaining balance
	(US$ in thousands except percentages)
Trade receivable:
<1 year	22,849	47.8	—	22,849	764	4,494	17,591
1-2 years	24,926	52.2	(2,951)	21,975	11,273	2,762	7,940
Total	47,775	100.0	(2,951)	44,824	12,037	7,256	25,531

Amount due from related parties:
-Trade
<1 year	3,449	23	—	3,472	—	150	3,322
1-2 years	11,474	77	—	11,551	2,013	4,164	5,374
Total	14,923	100	—	15,023	2,013	4,314	8,696

(1)                                 “Subsequent Settlement” represents settlement through off-setting against payables with the same vendor or associate of the vendor.

The majority of these outstanding balances pertain to receivables from a Chinese State-owned Enterprise (the “SOE”) (US$ 19.4 million) and from one of its subsidiaries China New Era (US$7.3 million).  China New Era is an equity method investee of Sky Solar Holdings Co., Ltd., a shareholder of Sky Power Group Ltd.  China New Era has a significant amount of cash on hand, such that China New Era and the SOE (in consideration of their proportionate interest in the cash available) have the ability to settle the outstanding receivables.  The cash is deposited in an account of China New Era which is jointly controlled by the SOE and Sky Solar Holdings Co., Ltd.  As a result of these two factors, the Company evaluates the need for a provision on a combined basis, as ultimately it is the SOE who must agree to settle both amounts and is the party with whom the Company is seeking repayment.  To this end, the Company supplementally advises the Staff that the repayment of the balances owed to us by these entities has been delayed in part due to negotiations between Mr. Su Weili and the SOE pertaining to business matters between other entities controlled by Mr. Su Weili and the SOE, which are not related to the Company.  Further, the SOE has an internal payment approval process that is lengthy, which is not uncommon for state-owned enterprises.  In summary, the Company maintains that it is probable that it will collect these amounts in full, and as such, no provision is necessary based on the historical experience in dealing with the SOE, an assessment of their wherewithal to pay, and communications with the SOE wherein the SOE has confirmed its intent to settle their obligations in full.  Based on these communications, the Company anticipates full collection to be made, in cash, by late August 2014.

Quantitative and Qualitative Disclosure about Market Risk, page 77

Currency Risk, page 77

29.       Your disclosure indicates that you are mainly exposed to foreign currency risk from the U.S. dollar and the Euro.  Given your operations in several countries, please more fully explain why you are not exposed to other foreign currency risks.

The Company respectfully advises the Staff that it is exposed to foreign currency risks from the U.S dollar and the Euro because a majority of the Company’s current operations are located in Europe where the functional currency of the Company’s entities is either the Euro or the U.S. dollar. The Company is exposed to risks from other foreign currencies when the entities transact in currencies other than the U.S. dollar or the Euro.  Apart from these operations whose functional currency is either the Euro or the U.S. dollar, its operations in Japan, Bulgaria, South Africa and Canada are transacted in its respective local currency, except for the intragroup loans that each of these entities may borrow which are denominated in U.S. dollar. The Company has prepared its sensitivity analysis based on the sensitivity of the foreign currency denominated monetary items held by the Company’s subsidiaries against the U.S dollar and the Euro.  Therefore, the Company’s sensitivity to the increase and decrease of the foreign currency against the U.S. dollar or the Euro has already been reflected in the sensitivity analysis provided on page 81 of the Revised Registration Statements and in note 5 on F-29 and F-30 of the consolidated financial statements. The Company is not exposed to any other foreign currency risk.

Business, page 87

General

30.       Please provide a description of the marketing channels used by the company.

In response to the Staff’s comment, the Company has revised the disclosure on page 101 of the Revised Registration Statement and included a subsection titled “Customers and Marketing.”

Overview, page 87

31.       We note disclosure of your revenue and gross profit.  Please also disclose the amount of your December 31, 2013 loss.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 58 and 90 of the Revised Registration Statement to include the amount of the December 31, 2013 loss.

Our Strengths, page 88

Our comprehensive project development capabilities . . ., page 89

32.       We note disclosure that you have developed 183 solar parks in seven countries.  Please disclose the seven countries.  Please make sure this disclosure is consistent throughout the filing.  We note the first paragraph on page 87.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 58, 90, 91 and 92 of the Revised Registration Statement to list the seven countries.

Description of Share Capital, page 136

33.       Please revise your disclosure under this heading as follows:

•                  Include discussion of the significance of being an exempted Cayman Islands company.  Where appropriate, make clear where you will deviate from your rights and obligations as an exempted company;

•                  Reconcile your disclosure of advance notice of at least ten calendar days under “Meetings, page 136” with your disclosure of seven days under “Holders of ADSs have fewer rights than shareholders, page 36.”  We also note your disclosure of 45 days under “How do you vote, page 149”; and

•                  You should limit your use of the terms “subject to” under the headings “Variation of Rights,” “Alteration of Capital,” “Transfer of Shares,” and “Dividends” since it often implies additional rights, privileges, or restrictions that are not explained in your descriptions.  It is not sufficient to merely reference the Companies Law or your memorandum and articles of association when discussing the material rights of your shareholders or information material to the rights associated with the shares they may own.

In response to the Staff’s comment, the Company has revised its disclosure in the section “Description of Share Capital” starting on page 139 of the Revised Registration Statement.

Taxation, page 157

34.       Please include discussion of the tax consequences and considerations of other jurisdictions as necessary, for example, China.  We note your disclosure of related risk factors on pages 29 and 30.

In response to the Staff’s comment, the Company has revised its disclosure in the “Taxation” section on pages 160 and 161 to include the discussion of the tax consequences and considerations in the PRC.

Consolidated Financial Statements

General

35.       Please disclose the date the financial statements were authorized for issue and who gave that authorization.  Please refer to IAS 10.17.

In response to the Staff’s comment, the Company has revised its disclosure in note 1 on page F-8 of the Revised Registration Statement to include that the financial statements were approved for issuance by the board of directors of the Company on April 14, 2014.

Consolidated Statements of Profit or Loss…, page F-3

36.       We note you present your statement of profit or loss by function.  Please also include footnote disclosures that provide additional information regarding your expenses by nature.  Please refer to IAS 1.104.  We note the disclosures you provide in note 12; however, it appears to us additional expense disclosures should be provided since the expenses specified in IAS 1.104 are not necessarily meant to be all-inclusive.

In response to the Staff’s comment, the Company has revised its disclosure in note 12 on page F-39 of the Revised Registration Statement to include additional information on the Company’s expenses by nature according to IAS 1.104.

37.       In light of the material impact that related party transactions have had on your historical financial statements, please consider separately presenting revenues from related parties on the face of your statements of profit/(loss).  Please refer to IAS 1.85.

In response to the Staff’s comment, the Company has revised the presentation of revenue on the consolidated statements of profit/(loss) on page F-3 of the Revised Registration Statement.

Notes to the Consolidated Financial Statements

1.Corporate Information, page F-8

38.       We note your disclosures here and in notes 34 and 35 that indicate during the periods presented you determined certain equity interests you acquired should be classified as inventories and certain equity interests you disposed of should be accounted for as revenue and costs of sales.  Please more fully explain to us your basis for these determinations, including how you determined the equity interests you acquired and disposed of were not businesses.

The Company respectfully advises the Staff that as part of the Company’s business, permits and solar parks are typically held through a project company established specifically for this purpose.  In the solar industry, it is common practice to conduct the acquisition and sale of permits or solar parks through transfer of the equity interests of these project companies.  The acquisitions and disposals disclosed in note 34 and 35 on pages F-66 and F-67 of the Revised Registration Statement pertained to:

(1)         With the exception of two project companies in Czech, all project companies acquired and disposed of during the periods presented were project companies holding various permits, and costs were capitalized in the course of obtaining such permits and constructing solar parks.  Prior to the completion of construction of the solar parks held by these project companies, assets held by such project companies are sold to third parties by transferring the equity interests in them.  As such, these acquisitions and disposals of equity interests in the project companies mainly consisted of acquisitions and disposals of permits and related capitalized costs.

(2)         The two project companies in Czech Republic acquired in 2011 are completed solar parks, which the Company initially acquired with the intention to sell to third parties within a short period of time.  As such, the assets were initially recorded as inventories upon acquisition.  Subsequently, the Company changed its intent and determined to hold these two solar parks as part of its IPP business. Accordingly, the solar parks were reclassified as IPP solar parks in 2012.

The Company has evaluated whether the transfer of equity interests of a project company constitutes a transfer of equity interests in a business based on the following guidance from IFRS 3 and Regulation S-X 11-01(d):

IFRS3 states that a business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. The three elements of a business are defined as follows:

a.                                      Input: Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. Examples include non-current assets (including intangible assets or rights to use non-current assets), intellectual property, the ability to obtain access to necessary materials or rights and employees.

b.                                      Process: Any system, standard, protocol, convention or rule that when applied to an input or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes and resource management processes. These processes typically are documented, but an organised workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs. (Accounting, billing, payroll and other administrative systems typically are not processes used to create outputs.)

c.                                       Output: The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs or other economic benefits directly to investors or other owners, members or participants

Regulation S-X, Rule 3-05(a)(2) refers to the definition of a business in Rule 11-01(d), which states, in part:

[T]he term business should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity’s operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations. A presumption exists that a separate entity, a subsidiary, or a division is a business.  However, a lesser component (e.g., a product line) may also constitute a business.  Among the facts and circumstances which should be considered in evaluating whether an acquisition of a lesser component of an entity constitutes a business are the following:

•                  Whether the nature of the revenue-producing activity of the component will remain generally the same as before the transaction; or

•                  Whether any of the following attributes will remain after the acquisition: the facilities, employee base, market distribution system, sales force, customer base, operating rights, production techniques, or trade names.

The Company defines input, process and output of solar park held by a project company as follows:

Input:  completed solar parks (which include, without limitation, various permits, solar modules, land for the construction, know-how and technologies) to produce power according to power purchase agreements (such as agreements following FIT policy).

Process: operation and maintenance of solar parks with a management team performing activities such as safeguarding, monitoring, cleaning, technical maintenance of the solar parks.

Output: electricity income generated in accordance with power purchase agreements.

Based on the above analysis, the Company considers that a project company with permits and/or solar park under construction does not have the necessary input and processes to operate as a business, and therefore does not meet the criteria of business as defined by IFRS.

Further, with respect to what constitutes a business under Regulation S-X 11-01(d), the Company notes that although project companies are structured as separate legal entities, they are designed for the special purpose of holding permits and other business licences required to construct solar parks. The Company defines revenue-producing activities for a project company as the ability to operate and maintain a solar park in order to generate electricity in accordance with power purchase agreements.  As such, before construction is completed and the solar park is connected to the grid, a project company only holds permits, modules, land, and other elements for construction, and is unable to generate electricity. Therefore a solar park under construction does not meet the definition of a business until it begins operations. During initial development, and while the plant is under construction, the legal entity lacks both inputs (the plant itself) and outputs (generation of electricity).  As such, the entity does not have revenue-producing activities and does not constitute a business as defined by Regulation S-X 11-01(d).

Accordingly, the acquisitions and disposals of equity interest of the project companies described in (1) above were not considered as acquisitions and disposals of business. Equity interests of the project companies that the Company acquired for the purposes of selling should be classified as inventories and equity interests of project companies the Company disposed of should be accounted for as revenue and costs of sales.

The Company considers a completed solar park to be a business, as it has inputs, processes, and outputs necessary to generate electricity income. With respect to the two completed solar parks located in Czech Republic described under (2) above, while these entities meet the definition of a business, the Company considered it is appropriate to account for the acquisition as inventories considering that the Company’s original intention was to acquire the completed solar parks for immediate sale, not to operate these for its own use under the IPP business model. Therefore these acquired solar parks are considered inventory in nature.

The Company has also assessed these two completed solar parks acquired and has performed tests in accordance with Rule 3-05 of Regulation S-X.  Based on the testing results, none of the investment, asset, or income test exceeds 20%, therefore no additional financial information is required under Rule 3-05.

39.       We note your disclosure that additional cash advances you obtained from Sky Power Group Ltd. “will not be due until such time as the group has the financial ability to repay the amount”.  Please clarify how and by who this determination will be made.  We also note your disclosure that you entered into an enforceable agreement whereby certain related parties have undertaken not to demand repayment of debts owed by the Group “until no earlier than one year from the date of this report”.  Please clarify if the “date of this report” refers to the date of your financial statements or the date of the auditor’s report.

The Company notes the Staff’s comment.

The Company obtained financial support from Sky Power Group Ltd. and that the amounts owed to Sky Power Group Ltd. would not be due until the Company is financially able to repay. This determination will be made by the board of directors of Sky Power Group Ltd, at such time that the liquidity of the Company is deemed sufficient.  The Company supplementally advises the Staff that Sky Power Group Ltd intended that the financial support be long term in nature (i.e. greater than one year).  As such, they have resolved to convert the amount into permanent equity in the Company.  The Company believes the conversion into equity will occur prior to any public filing of the F-1 and would expect the revised capitalization table to reflect such conversion.

The one-year time period is calculated as one year from April 14, 2014, the date of the auditor’s report.

3. Significant Accounting Policies —  Revenue Recognition, page F-14

40.       Please revise your revenue recognition policy related to electricity generation to clarify when and how you determine it is probable “economic benefits will flow to the Group” and “the amount of income can be measured reliably”.  Please also provide us additional information regarding the general terms and conditions of the long-term agreements you enter into to sell electricity from your IPP solar parks and explain to us your basis for accounting for these agreements, including any consideration as to whether the agreements represent a lease.

In response to the Staff’s comment, the Company has revised its disclosure on the revenue recognition policy related to electricity generation in note 3 on page F-14 of the Revised Registration Statement and the significant judgment and key sources of estimation uncertainty in note 4 on page F-26 of the Revised Registration Statement. Electricity generation income is recognized when it is probable that the economic benefits will flow to the Group and the amount of income can be measured reliably. The Company determines it is probable that “economic benefits will flow to the Group” and “the amount of income can be measured reliably” when the electricity generation records are reconciled with the grid operators and that the collectability is reasonably assured. The general terms and conditions of the Company’s power purchase agreements typically include a 20-year term, fixed price, and an obligation that the off-taker purchase all of the energy produced. The Company operated solar parks and sold the electricity generated by the solar parks during the term. Revenue is recognized based on the energy produced and fixed prices according the power purchase agreement, to the extent of the amount that the collectability is reasonably assured.

With respect to the Company’s determination as to whether or not these arrangements contain a lease, the Company has evaluated the guidance in IFRIC 4 determining whether an arrangement is, or contains, a lease. Paragraph 6 of IFRIC 4 states:

6                 Determining whether an arrangement is, or contains, a lease shall be based on the substance of the arrangement and requires an assessment of whether:

(a)         fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and

(b)         the arrangement conveys a right to use the asset.

Paragraph 9 of IFRIC 4 further elaborates on how to determine an arrangement conveys a right to use the asset:

9                 An arrangement conveys the right to use the asset if the arrangement conveys to the purchaser (lessee) the right to control the use of the underlying asset. The right to control the use of the underlying asset is conveyed if any one of the following conditions is met:

(a)         The purchaser has the ability or right to operate the asset or direct others to operate the asset in a manner it determines while obtaining or controlling more than an insignificant amount of the output or other utility of the asset.

(b)         The purchaser has the ability or right to control physical access to the underlying asset while obtaining or controlling more than an insignificant amount of the output or other utility of the asset.

(c)          Facts and circumstances indicate that it is remote that one or more parties other than the purchaser will take more than an insignificant amount of the output or other utility that will be produced or generated by the asset during the term of the arrangement, and the price that the purchaser will pay for the output is neither contractually fixed per unit of output nor equal to the current market price per unit of output as of the time of delivery of the output.[Emphasis added]

The Company has performed the following analysis in accordance with the above guidance and concluded that the agreements do not represent lease arrangements as they do not convey a right to use the solar parks:

•                      Paragraph 9 (a) is not met, as the counterparty of the long-term agreements, i.e., an off-taker or a grid company does not have the ability or right to operate the assets or direct others to operate the solar parks in a manner it determines. The Company operates the solar parks to achieve the maximum economic benefit for the Company and the grid company does not have the right to decide the output of the solar parks and is obligated through PPA arrangements to purchase the electricity generated by the solar parks.

•                      Paragraph 9 (b) is not met, as the grid company does not have the ability or right to control physical access to the solar parks, and

•                      Paragraph 9 (c) is not met, as the price that the grid company will pay for the electricity prices during the term is contractually fixed per unit of output.

41.       Please revise your revenue recognition policy related to pipeline plus EPC services to clarify:

•                  when and how you determine equity interests in relevant project companies that hold permits are transferred to customers;

•                  when and how you determine significant risks and rewards of solar parks and solar modules are transferred to customers; and

•                  when and how you determine it is probable that the economic benefits associated with the transfer of solar parks and solar modules will flow to the Group.

The Company respectfully advises the Staff that under the Pipeline plus EPC services, the Company generates revenue from (1) sale of permits through disposal of equity interests in relevant project companies holding the permits, and (2) providing EPC services including sourcing of solar modules. There are no sales or transfers of completed solar parks in the Pipeline plus EPC services arrangement.

In response to the Staff’s comment, the Company has revised its disclosure on the revenue recognition policy related to Pipeline plus EPC business on pages F-14 and F-15 and the significant judgment and key sources of estimation uncertainty in note 4 on page F-26 and F-27 of the Revised Registration Statement.

Permits are transferred to customers when the equity interests in the relevant project companies are transferred, which is typically upon signing of a binding agreement through which the Company agrees to sell and the customer agrees to acquire the equity interests in the project company and when such agreement becomes unconditional.

Significant risks and rewards of solar modules in EPC arrangements are transferred when the modules are delivered and accepted by customers and the installment is completed.

It is considered probable that the economic benefits associated with the transfer of solar modules will flow to the Group when:

•                  The sales contract has been signed by both parties. All key terms have been agreed by both parties including specification of assets transferred, timing for transfer of risks and rewards, acceptance notification of assets, payment clauses, quality assurance and warranties, etc.;

•                  Goods have been delivered or solar parks have been transferred; and

•                  Based on assessment of the customer’s creditworthiness, it is determined that the customer has the ability to pay the contractually stipulated price and the collectability is reasonably assured.

42.       Please revise your revenue recognition policy related to the build and transfer of solar parks to clarify when and how you determine titles have been transferred.

In response to the Staff’s comment, the Company has revised its disclosure on revenue recognition policy related to the build and transfer of solar parks on page F-15 and the significant judgment and key sources of estimation uncertainty in note 4 on page F-27 of the Revised Registration Statement.

4. Key Sources of Estimation Uncertainty, page F-25

43.       Please revise your disclosures related to construction contracts to also disclose construction costs during each period presented.  Please refer to IAS 11.40(a).

In response to the Staff’s comment, the Company has revised its disclosure related to construction contracts on page F-26 of the Revised Registration Statement as follows:

“During the year ended December 31, 2011, December 31, 2012 and December 31, 2013, cost of sales for provision of Pipeline plus EPC services were approximately USD32,993,345, USD121,556,918 and USD18,192,505, respectively.”

The Company respectfully advises the Staff that note 17 on page F-42 of the Revised Registration Statement has disclosed details according to IAS 11.40(a).

5. Financial Instruments, page F-27

44.       Please appropriately label financial assets and the related totals.

In response to the Staff’s comment, the Company has revised its disclosure on page F-28 of the Revised Registration Statement.

18. Amount(s) Due From (To) Sky Solar Holdings, page F-41

45.       Please disclose why you advanced funds to Sky Solar Holdings as of December 31, 2013 and disclose the terms of the advance, including the date due and interest rate, if applicable.

The Company respectfully advises the Staff that the amount represented a payment made by the Company on behalf of Sky Solar Holdings to China New Era as additional capital injection in August 2013, because Sky Solar Holdings did not have adequate cash on hand. The advance has a one-year term due on July 24, 2014, carrying an interest of 3% per annum, and can be automatically extended for another year. The Company has received the repayment of this advance in full recently from Sky Solar Holdings on June 13, 2014. The Company has revised the disclosure on page F-42 in response to the Staff’s comment.

20. Trade and Other Receivables, page F-44

46.       Please update the status of the deposit on project assets that you extended repayment to April 2014.

The Company respectfully advises the Staff that on June 1, 2014 it assigned its entire interest in the balance of the deposit on project assets to Sky Solar (HK) International Company Ltd., a company wholly owned and controlled by Mr. Weili Su, the Company’s founder and executive chairman. In exchange, Sky Solar (HK) International Company cancelled certain outstanding shareholder loans and payables of equal value it had provided to the Company.

The deposit on project assets represented a receivable from a third party business which originated from an investment opportunity in a new European market in which the Company was exploring opportunities in 2012.  The Company later determined not to move forward with the investment in 2013 and was repayment of the deposit in accordance with the terms of the agreement pursuant to which it was initially made. The Company assessed the recoverability of the deposit and determined that the amount may not be fully recovered and provided a provision of $1.38 million as of December 31, 2013.  The third party business was an entity controlled by a company which had become a creditor to the Company’s related party, Sky Solar (HK) International Company, Ltd.  As a result of this relationship, effecting the assignment of the deposit as payment for the related party amounts owed, allowed the Company to liquidate its interest in this receivable. Sky Solar (HK) International Company, having obtained the Company’s legal rights to this receivable, will permit them to leverage this right in seeking a financial resolution with their own creditor, through a potential off-set.  The

Company’s board of directors concluded that this assignment is in the Company’s best interests and all the disinterested members of the board approved the assignment unanimously.

22(B). IPP Solar Parks, page F-47

47.       We note your disclosure that you changed your intent with respect to certain IPP solar parks during the year ended December 31, 2012.  Please revise your disclosures, here or in MD&A, to more fully explain the reasons why you changed your intent.  Please specifically address if these parks were being constructed for customers and, if applicable, explain why the customers did not proceed with their purchase.  Also, please specifically address how you determined that the amounts transferred from inventories were not impaired before they were transferred.

The Company respectfully notes the Staff’s comment.  During the year ended December 31, 2012, the Company changed intention with respect to three solar parks located in Czech Republic and reclassified them from inventories to IPP solar parks. Of the solar parks, one was constructed by the Company in 2010 for a potential customer without a binding purchase agreement, and the other two were acquired in September 2011 for resale. In October 2011, a customer was identified with whom the Company entered into a non-binding agreement to purchase the three solar parks. The purchase price being negotiated was based on a valuation performed by a third-party valuer at the time.  As of December 31, 2011, the sale was not finalized, as the Company and the customer were unable to reach a final agreement on the payment terms for this purchase.  In January 2012, the market price of electricity in Czech Republic became more stabilized which made re-financing the solar parks more feasible for the Company and as a result, holding these assets as part of the IPP business model more attractive.  As a result, the Company decided not to sell the solar parks in January 2012, and instead to hold and operate them as IPP solar parks, and accordingly they were reclassified as long-term assets upon this determination.  The Company also performed an impairment analysis at the time the solar parks were reclassified as IPP solar parks using the discounted cash flow method, and based on this analysis, concluded that the solar parks were not impaired.  In December 2012, the Company successfully refinanced approximately 70% of the total investment in the solar parks. The Company further submits that as of December 31, 2012 and 2013, no impairment indicators were noted for these solar parks.

In response to the Staff’s comment, the Company has revised disclosure on pages 68, 69 and 75 of the Revised Registration Statement.

48.       Please revise your disclosures related to the impairment you recorded during the year ended December 31, 2013 to: more fully address the events and circumstances that led to the impairment; identify the geographic region of the impaired cash generating unit; disclose the remaining carrying value of the impaired cash generating unit; and clarify if the impaired cash generating unit was included in assets you recently acquired as disclosed in note 32.

In response to the Staff’s comment, the Company has revised its disclosure related to the impaired assets in note 32 on page F-62 and note 22(B) on pages F-49 and F-50 of the Revised Registration Statement.  Of these impaired Greek solar parks, five solar parks with remaining net carrying value of Euro 28.5 million were recently acquired by the Company, as disclosed in note 22(b) on page F-50 of the Revised Registration Statement.

26. Trade and Other Payables, page F-53

49.       Please clarify why you classified the provision for litigation with other payables and provide the disclosures required by IAS 37.84.

In response to the Staff’s comment, the Company has revised its disclosure on page F-55 of the Revised Registration Statement.  The Company believes the provision of litigation is insignificant and therefore there is no need to disclose it as a separate line item.

50.       Please revise your disclosures related to the provision you recorded for litigation to more fully describe the nature of this obligation and the expected timing of outflows, and to disclose the uncertainties regarding the amount and timing of outflows, including any significant assumptions concerning future events.  Please refer to IAS 37.85.

In response to the Staff’s comment, the Company has revised its disclosure on page F-55 of the Revised Registration Statement.  Local legal counsel has advised the Company that the size of the claim of approximately USD10 million in this case is not legally supportable, and that the damages will ultimately be limited to the plaintiff’s actual losses, which amount to US$500,000.  Therefore, the estimated exposure would be significantly less than the claim.

27. Amounts Due To Other Related Parties, page F-54

51.       Please disclose the reasons for and terms of non-trade amounts due to other related parties.

In response to the Staff’s comment, the Company has revised its disclosure to include the reasons and terms of the non-trade amounts due to other related parties on page F-56 of the Revised Registration Statement.

30. Share Capital, page F-56

52.       Please explain to us how you determined the fair value of the shares that will be recognized as expenses of the Group when the shares of the Company get listed.

The Company notes the Staff’s comment. The Company assessed the fair value of the share as of the grant date by determining the equity value of the Company.  The total equity value was determined by using the discounted cash flow approach and the market approach was used for cross check, which incorporates certain assumptions including the forecasted financial results, weighted average cost of capital, long-term growth rate, discount for lack of marketability, and market performance of comparable listed companies.

In the discounted cash flow analyses, the Company used a weighted average cost of capital of 22.0%, as the discount rate to derive the business enterprise value of the Company.  The weighted average cost of capital was calculated using the capital asset pricing model based on the required return on equity that investors expect to earn and the post-tax cost of debt of the Company.  In arriving at the equity value of the Company, the Company applied a discount for lack of marketability, or DLOM, of 31.0% to reflect the fact that, at the time of the grants, the Company was a closely-held company and there was no public market for the Company’s ordinary shares.  The Company used the put option method to estimate the DLOM, taking into consideration the long term average DLOM derived from Mergestat study of price to earnings ratios.

32. Acquisition of Subsidiaries, page F-59

53.       In order for us to more fully understand the transactions between the Group and ChaoriSky Solar, please provide us the following information:

•                  Explain why ChaoriSky Solar was established;

•                  Tell us if there was any previous relationship between the Group or its related parties and the 70% owner of ChaoriSky Solar or its related parties prior to the formation of ChaoriSky Solar;

•                  Explain the intended nature of ChaoriSky Solar’s business prior to 12/13/13, including why they were acquiring IPP solar parks, the nature of their customers, the terms of their sales agreements, and their revenue recognition policies;

•                  Explain why ChaoriSky Solar was apparently unable to repay amounts due you and the Group;

•                  Explain the facts and circumstances related to the approximately $53 million you assumed in amounts due to the Group;

•                  Explain how you determined amounts due from ChaoriSky Solar prior to 12/13/13 were recoverable; and

•                  Demonstrate how you determined no additional financial statements are required under Rule 3-05 of Regulation S-X.

ChaoriSky Solar was established as a joint venture between Shanghai Chaori and the Company to invest in a number of European solar parks.  Shanghai Chaori is a photovoltaic upstream manufacturer based in China.  Shanghai Chaori intended to expand into the downstream business to invest in solar parks outside of China but lacked overseas experience. The partnership with the Company enabled Shanghai Chaori to leverage the experience and resources of the Company in the global market, and brought an opportunity to the Company to expand its business. Shanghai Chaori and the Company invested 70% and 30% of equity interests, respectively, into ChaoriSky Solar. ChaoriSky Solar mainly constructed and held solar parks in Bulgaria and Greece during the periods presented.

Prior to the establishment of ChaoriSky Solar, the Company purchased solar modules from Shanghai Chaori in the normal course of business. The Group’s related parties also developed permits and rendered Pipeline plus EPC services to Shanghai Chaori in China.

Chaorisky Solar’s business is to develop or acquire assets in Europe and generate income as an IPP.  Its customers are the various electricity off-takers in the regions where ChaoriSky Solar owns solar parks. The term of its electricity sales agreements is 20 years. Revenue from electricity generation is recognized when the electricity is generated, when rights of collection are established and when the collectability is reasonably assured.

As initially designed, the capital structure of the joint venture established in 2011 was composed of common equity, contributed by each investor according to its equity percentage, with additional funding expected to be provided by loans from China Development Bank (“CDB”) , which were guaranteed by Shanghai Chaori. The application of the loan was at the final stage of approval by CDB in January 2013, and was likely to be approved.  However, in the first quarter of 2013, Shanghai Chaori’s business, which the Company understands was suffering from market downturn in the upstream solar market, ultimately led CDB to decide not to approve the loan.  As a result, ChaoriSky Solar was not able to obtain the additional funding as planned, which led to its inability to pay amounts due.

Amounts due to the Company from ChaoriSky Solar of USD53 million are related to Pipeline plus EPC services rendered for the construction of the Greek solar parks. These amounts have been settled in exchange for the purchase of the Greek solar parks held by ChaoriSky Solar.

ChaoriSky Solar made payments in full for all of the permits the Company sold.  The receivables owed to the Company for the Pipeline plus EPC services the Company rendered after the permits were transferred, included procurement and provision of EPC services throughout 2012, during which time the Company had no reason to doubt the ability of ChaoriSky Solar to pay. For instance, in the worst case scenario, related project assets, i.e. solar parks under construction, would be able to be used as collateral for external financing or trade for cash settlement. As such on December 31, 2012, it was determined that the collection of the amounts due from ChaoriSky Solar was reasonably assured because a) all our historical bills for permit transfer were settled in full on a timely basis, and b) these solar parks were valuable assets held by Chaorisky Solar that could be either used as collateral for re-financing or disposed of to generate cash flows for the purpose of settling the amounts owed.

For the Greek solar parks acquired as a result of settlement, the Company has performed tests in accordance with Rule 3-05 of Regulation S-X. Based on the testing results, the Company determined that no additional financial information is required under Rule 3-05.

54.       Based on your disclosures related to ChaoriSky Solar, it appears to us that you entered into transactions with them that resulted in you recognizing revenue; that you and the Group provided substantial funding for these purchases; and that now you have repurchased from them assets for which you previously recognized revenue.  Please more fully explain to us how and why you believe these transactions are appropriately accounted for in your financial statements.

In regard to the revenue you recorded from ChaoriSky Solar, please specifically address how you determined significant risks and rewards were transferred to them and how you determined it was probable the economic benefits associated with the transfers would flow to the Group.

With reference to the Company’s response to comment #53 above, the Company respectfully advises the Staff that ChaoriSky Solar was established with the intent to build and operate solar parks in Europe. ChaoriSky Solar is financed by the investment of two equity owners and the solar parks that obtained or were expected to obtain re-financing from China Development Bank, for which Shanghai Chaori agreed to provide a guarantee.

With respect to the sale of permits associated with the Greek projects to ChaoriSky Solar, the Company concluded that the criteria for revenue recognition were met at the time of the transactions in the year ended December 31, 2012 based on the following:

•                      Significant risks and rewards of the solar parks permit were transferred to ChaoriSky Solar upon the legal equity transfer of equity interests in the project companies holding the permits.

•                      Consideration for permit transferred could be measured according to the share transfer agreement.

•                      It was probable that the economic benefits associated with the transfer of solar parks would flow to the Company.  The Company notes that the consideration of the share transfer was received in full in accordance with the terms of the agreement.  ChaoriSky Solar could settle the remaining EPC amounts due through access to funds upon refinancing or disposal of their solar parks.  The payment terms of the Company’s EPC services were within 3 months from the completion of the solar parks.  The Company did not have concerns regarding the liquidity of ChaoriSky Solar, given its good track record and the re-financing plan expected to be approved by China Development Bank in January 2013 for Greek solar parks.  These EPC amounts due were expected to be settled upon refinancing from China Development Bank within the 3 months after completion of construction.

•                      The costs incurred in respect of the transaction could be measured reliably according to the development costs recorded.

Regarding EPC services provided to ChaoriSky Solar in connection with these projects, the Company concluded that the criteria for revenue recognition were met at the time when the revenue was recognized, based on the following:

•                      Amount of revenue could be measured reliably according to contract revenue and completion percentage.

•                      It was probable that the economic benefits associated with the transfer of solar parks would flow to the Company. ChaoriSky Solar had historically settled all the permit transfer and EPC billings in accordance with the contractual terms. The 2013 revenue of Pipeline and EPC series were recognized before March 31, 2013, at which time the Company estimated that ChaoriSky Solar was able to settle the EPC services.  Furthermore, the solar parks held by ChaoriSky Solar could also be disposed of upon completion, as necessary,  to generate cash flows which could be utilized to settle amounts owed .

•                      The stage of completion of transactions at the balance sheet date could be measured reliably according to the percentage of actual costs as compared with total estimated costs.

•                      The costs incurred in respect of the transaction could be measured reliably according to the development costs recorded.

The ultimate purchase of solar parks from ChaoriSky Solar is a separate transaction that was not contemplated at the time revenue was recognized.  This is supported by the following analysis:

•                      Expectation of the Company before March 31, 2013 was that ChaoriSky Solar would settle the EPC amount.

•                      No contractual agreements were in place to purchase the solar parks from ChaoriSky Solar when the Company transferred the permit and rendered EPC services.

•                      The two investors began to discuss the potential settlement plan through purchase of the solar parks in May 2013.

•                      Purchase of solar parks was derived from different intentions of two investors. Shanghai Chaori wanted to sell these solar parks in a short period due to generate liquidity concern. However, the Company , in accordance with its revised strategy to focus on the IPP business model preferred to either re-finance the solar parks and maintain them under ChaoriSky Solar, or hold them directly as IPP assets.

•                      The purchase of solar parks was measured at fair value of these solar parks, based on valuation performed by an independent third party valuer. The consideration of these solar parks was significantly higher than their cost to construct.

•                      Approval of purchase of the solar parks was obtained in November 2013.

33. Disposals of Subsidiaries, page F-61

55.       Please disclose the revenue and profit/(loss) attributable to Chileo prior to its sale.

In response to the Staff’s comment, the Company has added relevant disclosure on page F-64 of the Revised Registration Statement.

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If it would facilitate your review of the Revised Registration Statement, we would be pleased to provide an electronic copy of the Revised Registration Statement in PDF format.

If you have any questions regarding this submission, please contact the undersigned by phone at +852-2978-8002 or shuang.zhao@shearman.com. Questions relating to accounting and auditing matters of the Company may also be directed to Mr. Neo Lin of Deloitte Touche Tohmatsu Certified Public Accountants LLP, the independent registered accounting firm of the Company, at +86-21-6141 1990 or nlin@deloitte.com.cn.

Very truly yours,

/s/ Shuang Zhao
Shuang Zhao

Enclosures

cc:                          Amy Zhang, Chief Executive Officer, Sky Power Holdings Ltd.
Jonathan Zonis, Clifford Chance US LLP

Neo Lin, Deloitte Touche Tohmatsu Certified Public Accountants LLP